SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K
report of foreign private issuer
pursuant to rule 13a-16 or 15d-16 under the
securities exchange act of 1934
For the month of June 2010
Commission File Number 001-33921
CASCAL N.V.

(Translation of registrant’s name into English)
Biwater House, Station Approach, Dorking, Surrey, RH4 1TZ, United Kingdom

(Address of principal executive office)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:
Form 20-F ☑          Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐          No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐          No ☑

     Press Release
     On June 15, 2010, Cascal N.V. issued a press release, attached as Exhibit 15.134, announcing the obtainment of a new term loan facility from Macquarie Bank Limited for £55 million which will mature on June 14, 2015.
SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CASCAL N.V. (Registrant)
By:	/s/ Stephane Richer
	Name:	Stephane Richer
	Title:	Chief Executive Officer

Date: June 15, 2010

Exhibit Index
The following exhibit has been furnished as part of this Form 6-K.

Exhibit	Description
15.134	Press Release — “Cascal N.V. Announces Obtainment of New Loan Facility from Macquarie Bank Limited”